[FOREST OIL CORPORATION LETTERHEAD]

December 14, 2007

Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-7010

Re:
Forest Oil Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2007
File No. 1-13515

Dear Ms. Moncada-Terry:

        Set forth below are the responses of Forest Oil Corporation ("Forest") to the comments and requests for additional information contained in your letter to H. Craig Clark dated December 5, 2007 (the "Comment Letter") with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. Our response to each comment or request is set forth immediately below the text of the applicable comment or request.

Annual Incentive Bonus, page 13

        1.     We note your response to prior comment 3. You need to further elaborate on your competitive harm argument. Ensure that each argument you present focuses on the competitive harm that would result if the targets are disclosed. Also, ensure that each assertion of competitive harm is adequately supported. For example, you assert that the disclosure of the rate of return on capital investments, cash cost, and production targets would place you at a disadvantage in the acquisition or divestiture of oil and gas assets because the disclosure would reveal the board's current determination as to acceptable investment criteria. You further note that the disclosure of the production targets would reveal how much production, on a business unit basis, the board targets to achieve, including through acquisitions. You do not explain, however, why you believe that the disclosure of the targets would have the asserted results.

  Response

        The performance measures under Forest's 2006 Annual Incentive Plan ("AIP") were as follows: (i) total shareholder return; (ii) cash cost; (iii) acquisitions; (iv) production; and (v) rate-of-return on capital investments. Forest's 2007 AIP has the same performance measures, albeit with different underlying financial and operational targets. It is the underlying targets for the AIP performance measures that Forest believes should not be disclosed.

        As Forest stated in its original response to prior comment 3, the public disclosure of all of the financial and operational targets of its AIP would place Forest at a disadvantage in the acquisitions and divestitures ("A&D") of oil and gas assets—an extremely competitive arena and one in which Forest has been and intends to remain very active. The disclosure would also undermine Forest's on-going efforts to retain officers and other employees in a competitive employment atmosphere.

        To elaborate further, Forest regularly buys and sells producing oil and gas properties in competitive processes where its initial bid, when compared to others, is the primary factor in deciding whether the counterparty will pursue a transaction with Forest. The transactions are structured as either asset deals (i.e., buying or selling the properties directly) or corporate deals (i.e., buying or selling the corporate entity that owns the underlying properties). In either case, Forest and any competing buyers or sellers form their initial bid and, if successful, subsequently negotiate the transaction according to each company's economic metrics, such as rate of return. The levels for these metrics at which Forest is willing to do a deal are developed through highly confidential financial models that Forest creates. The financial models reflect the rate of return that is acceptable to Forest's board of directors, the board's assessment of current and future commodity prices, the assumed cost to operate the target oil and gas properties, including the cost to integrate them into Forest's existing properties, whether the target properties are in an area in which Forest has chosen to increase (or, in the case of divestitures, decrease) its presence, and Forest's cost to obtain any needed financing for the proposed transaction.

        The underlying financial and operational targets for the performance measures of Forest's AIP, other than the total shareholder return measure (which is separately addressed below), explicitly reflect economic assessments by Forest's board that, if disclosed, could be used by competing buyers or sellers to determine the economic metrics at which Forest is willing to do A&D transactions. To be specific, the underlying targets for the "cash cost" and "rate-of-return on capital investments" performance measures are included in the board's assessment of acceptable rates of return, and are therefore indicative of the cash cost assumptions and rates of returns implicit in Forest's financial models. The targets for the "acquisitions" measure reflects an acceptable dollar per thousand cubic feet equivalent of proved reserves that can be paid for acquisitions as well as a target amount of production to be replaced through acquisitions. The targets for the "production" performance measure reveal how much production, broken down by business unit (which are organized by geographic area), the board targets for Forest to achieve during the year, including through acquisitions.

        As Forest stated in its original response to prior comment 3, knowledge of any or all of this information would provide significant insight—to potential sellers of oil and gas assets, to companies competing with Forest to acquire those assets, and to companies interested in buying assets from Forest—regarding how "willing" Forest may be as a buyer or seller and at what economic metrics. Specifically, once a competing buyer for third-party properties knows Forest's acceptable rate of return, the dollar amount that Forest is willing to pay for proved reserves or production, and the geographic areas in which Forest wishes to increase or decrease production, the competing buyer can input those components into its own financial model and determine with a reasonable level of confidence how much it needs to offer for the target properties (or company) in order to slightly outbid Forest. Further, once a potential seller knows those same components, it will have a very good sense regarding how high a price Forest will be willing to pay for the target properties (or company) and therefore how hard the seller can negotiate with Forest without fear of losing the transaction. And finally, once a potential buyer for Forest-owned properties knows those components, it will have a very good sense of how low a price Forest would be willing to accept. All of these effects would be damaging to Forest's shareholders as it would put Forest at a severe competitive disadvantage when it comes to buying and selling oil and gas assets, a core business of the company.

        Further, companies competing with Forest in the A&D arena will not necessarily be in a position comparable to Forest's. Many of the companies that Forest competes with are private and do not face the same disclosure requirements that Forest does. If Forest were compelled to disclose the financial and operational targets of its AIP, those private companies, by using the targets to approximate Forest's A&D valuations, would have an unfair, one-way advantage in competing against Forest.

        The underlying target for the "total shareholder return measure" of Forest's AIP does not contain information that would harm Forest in the A&D arena. However, as Forest stated in its original response to prior comment 3, the disclosure of all of its AIP targets, including the target for "total shareholder return," would make Forest more vulnerable to the type of "personnel raiding" that concerned the National Parks II court. See Nat'l Parks & Conservation Ass'n v. Kleppe, 547 F.2d 673, 683-84 (D.C. Cir. 1976). During 2006 and year-to-date 2007, Forest lost a significant number of employees in key operational areas through attrition, as employees have been hired away by competitors. These competitors include not only other public oil and gas companies, but also private companies and private equity firms that do not face the disclosure requirements that Forest must meet.

Forest has provided the confidential details behind this attrition in a supplemental letter to the Staff, dated September 20, 2007. Forest believes that the public disclosure of all of the financial and operational targets of its AIP would materially increase the ability of competitors to track a current year bonus potential and tailor compensation packages designed to persuade our officers and other employees to leave Forest.

        2.     Given your response to prior comment 3, it is unclear whether you intend to provide the information requested by prior comment 5. Please confirm that you intend to comply with the comment or provide supplemental analysis explaining the reasons for believing that no responsive disclosure is required.

  Response

        Prior comment 3 related to Forest's Annual Incentive Plan, whereas prior comment 5 related to Forest's 2007 Stock Incentive Plan. Forest does not believe that disclosure of "the qualitative or quantitative targets considered in the administration of the 2007 Stock Incentive Plan" would create competitive harm to Forest. Forest therefore intends to comply in the future with prior comment 5.

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        In connection with the foregoing responses, the undersigned, on behalf of Forest, hereby acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your time and consideration of these matters.

Sincerely,
Cyrus D. Marter IV Senior Vice President, General Counsel and Secretary
Cc:
Forest Oil Corporation
H. Craig Clark
President and Chief Executive Officer

David H. Keyte
Executive Vice President and Chief Financial Officer